As filed with the Securities and Exchange Commission on March 28, 2018

Securities Act File No. 333-191307

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☑
(Check appropriate box or boxes)
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 3

GSV CAPITAL CORP.

(Exact name of Registrant as specified in charter)

2925 Woodside Road
Woodside, CA 94062

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (650) 235-4769

Mark D. Klein
Chief Executive Officer
GSV Capital Corp.
2925 Woodside Road
Woodside, CA 94062

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm
Payam Siadatpour
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-191307) (the “Registration Statement”) of GSV Capital Corp. (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The following financial statements of GSV Capital Corp. (the “Registrant” or the “Company”) are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

2. Exhibits

Exhibit Number	Description
a.1	Articles of Amendment and Restatement(1)
a.2	Articles of Amendment(2)
b.	Bylaws(1)
d.1	Form of Common Stock Certificate(4)
d.2	Form of Indenture(8)
d.3	Indenture, dated September 17, 2013, relating to the 5.25% Senior Convertible Notes due 2018, by and between the Registrant and the U.S. Bank National Association, as trustee(7)
d.4	Pledge and Escrow Agreement, dated September 17, 2013, by and between the Registrant and the U.S. Bank National Association, as trustee(7)
d.5	Statement of Eligibility of Trustee on Form T-1(8)
d.6	First Supplemental Indenture, dated March 27, 2018, relating to the 4.75% Senior Convertible Notes due 2023, by and between the Registrant and U.S. Bank National Association, as trustee*
d.7	Form of 4.75% Senior Convertible Note due 2023 (incorporated by reference to exhibit d.6)
e.	Dividend Reinvestment Plan(1)
g.	Amended and Restated Investment Advisory Agreement by and between Registrant and GSV Asset Management, LLC(6)
h.1	Form of Underwriting Agreement(5)
h.2	Underwriting Agreement, dated March 22, 2018, between the Registrant, GSV Asset Management, LLC and GSV Capital Service Company, LLC and BTIG, LLC*
j.	Custody Agreement by and between the Registrant and U.S. Bank National Association(3)
k.1	Second Amended and Restated Administration Agreement by and between Registrant and GSV Capital Service Company, LLC(10)
k.2	Form of Indemnification Agreement by and between Registrant and each of its directors(1)
k.3	Form of Trademark License Agreement by and between the Registrant and GSV Asset Management, LLC(2)
k.4	Loan and Security Agreement between the Registrant and Western Alliance Bank, dated as of May 31, 2017(11)
k.5	First Amendment and Consent to Loan and Security Agreement between the Registrant and Western Alliance Bank, dated March 22, 2018*
l.1	Opinion and Consent of Eversheds Sutherland (US) LLP (f/k/a Sutherland Asbill & Brennan LLP)(8)
l.2	Opinion and Consent of Eversheds Sutherland (US) LLP*
n.1	Consent of Grant Thornton LLP(10)
n.2	Consent of Deloitte & Touche LLP(10)
n.3	Report of Grant Thornton LLP regarding the Senior Securities table(10)
n.4	Report of Deloitte & Touche LLP regarding the Senior Securities table(10)
n.5	Consent of Deloitte & Touche LLP*

Exhibit Number	Description
r.	Code of Ethics(9)
99.1	Form of Prospectus Supplement for Common Stock Offerings(8)
99.2	Form of Prospectus Supplement For Preferred Stock Offerings(8)
99.3	Form of Prospectus Supplement For Rights Offerings(8)
99.4	Form of Prospectus Supplement For Debt Securities Offerings(8)
99.5	Form of Prospectus Supplement For Warrants Offerings(8)
99.6	Statement of Computation of Ratios of Earnings to Fixed Charges(10)
99.7	Consent of David S. Pottruck to be named as a director(10)

*	Filed herewith.
(1)	Previously filed in connection with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-171578), filed on March 30, 2011, and incorporated by reference herein.
(2)	Previously filed in connection with the Registrant’s Current Report on Form 8-K (File No. 814-00852), filed on June 1, 2011, and incorporated by reference herein.
(3)	Previously filed in connection with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-171578), filed on April 15, 2011, and incorporated by reference herein.
(4)	Previously filed in connection with Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-175655), filed on September 20, 2011, and incorporated by reference herein.
(5)	Previously filed in connection with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-180416), filed on May 7, 2012, and incorporated by reference herein.
(6)	Previously filed in connection with the Registrant’s Annual Report on Form 10-K (File No. 814-00852), filed on March 14, 2013, and incorporated by reference herein.
(7)	Previously filed in connection with the Registrant’s Current Report on Form 8-K (File No. 814-00852), filed on September 18, 2013, and incorporated by reference herein.
(8)	Previously filed in connection with the Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-191307), filed on January 17, 2014, and incorporated by reference herein.
(9)	Previously filed in connection with the Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-191307), filed on July 21, 2016, and incorporated by reference herein.
(10)	Previously filed in connection with Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-191307), filed on May 8, 2017, and incorporated herein by reference.
(11)	Previously filed in connection with the Registrant’s Current Report on Form 8-K (File No. 814-00852) filed on June 1, 2017, and incorporated by reference herein.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$54,560
FINRA filing fee	$39,819
Nasdaq Capital Market	$22,500	*
Printing and postage	$100,000	*
Legal fees and expenses	$500,000	*
Accounting fees and expenses	$75,000	*
Sales and Marketing	$200,000	*
Total	$991,879	*

* Estimated

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The following list sets forth each of our consolidated subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

GSVC AV Holdings, Inc. (Delaware)	100%
GSVC WS Holdings, Inc. (Delaware)	100%
GSVC SW Holdings, Inc. (Delaware)	100%
GSVC SVDS Holdings, Inc. (Delaware)	100%
GSC Capital Lending, LLC (Delaware)	100%
GSVC AE Holdings, Inc. (Delaware)	100%
GSVC NG Holdings, Inc. (Delaware)	100%

Currently, each of the Company’s subsidiaries is consolidated with the Company for financial reporting purposes.

In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in the Prospectus contained herein.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant’s common stock at May 1, 2017:

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	3

ITEM 30. INDEMNIFICATION

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s Articles of Amendment and Restatement and Article XI of the Registrant’s Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GSV Asset Management, LLC (the “investment adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GSV Capital Service Company, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GSV Capital Service Company, LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors and executive officers. The indemnification agreements are intended to provide the Registrant’s directors and executive officers the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director or officer who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser, and each managing director, director or executive officer of the investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management — Board of Directors and Executive Officers,” “—Interested Directors,” “—Independent Directors,” “—Executive Officers Who Are Not Directors,” “Investment Advisory Agreement” and “Portfolio Management — Investment Personnel.” Additional information regarding the investment adviser and its officers and directors will be set forth in its Form ADV, as filed with the SEC (SEC File No. 801-71749), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, GSV Capital Corp., 2925 Woodside Road, Woodside, CA 94062;
(2)	the Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038;
(3)	the Custodian, U.S. Bank National Association, One Federal Street, Boston, MA, 02110;
(4)	the investment adviser, GSV Asset Management, LLC, 2925 Woodside Road, Woodside, CA 94062; and
(5)	the sub-administrator, Conifer Financial Services, One Ferry Building, Suite 255, San Francisco, CA 94111.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

(1)	Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.
(2)	Not applicable.
(3)	Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.
(4)	Registrant undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];
(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(f)	To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
(5)	Not applicable.
(6)	Not applicable.
(7)	The Registrant undertakes to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement that will result in greater than 15% dilution to the net asset value per share of the Registrant’s common stock.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused Post-Effective Amendment No. 3 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodside, in the State of California, on the 28th day of March, 2018.

GSV CAPITAL CORP.

By:	/s/ Mark D. Klein Mark D. Klein Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 3 to this Registration Statement on Form N-2 has been signed by the following persons, in the capacities and on the dates indicated below. The document may be executed by the signatories hereto on any number of counterparts, all of which constituted one and the same instrument.

Signature	Title	Date
/s/ Mark D. Klein Mark D. Klein	Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2018
/s/ William F. Tanona William F. Tanona	Chief Financial Officer, President, Treasurer and Corporate Secretary (Principal Financial and Accounting Officer)	March 28, 2018
* Michael T. Moe	Chairman of the Board and Director	March 28, 2018
* Leonard A. Potter	Director	March 28, 2018
** Ronald M. Lott	Director	March 28, 2018
*** Marc Mazur	Director	March 28, 2018
David S. Pottruck	Director
*	Signed by William F. Tanona pursuant to a power of attorney signed by each individual and filed with this Registration Statement on October 31, 2013.
**	Signed by William F. Tanona pursuant to a power of attorney signed by each individual and filed with this Registration Statement on December 22, 2015.
***	Signed by William F. Tanona pursuant to a power of attorney signed by such individual and filed with this Registration Statement on May 8, 2017.